November 9, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brainstorm Cell Therapeutics Inc.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 31, 2011
File No. 0-54365

Dear Mr. Rosenberg:

We are in receipt of the letter dated October 26, 2011 from the Staff of the U.S. Securities and Exchange Commission containing comments on our above-captioned filing (the “Comment Letter”).  We note that the Comment Letter requests us either to respond within 10 business days or to tell the Staff when we will provide a response.

We are requesting a waiver from the Office of the Chief Accountant for one of the required audit reports.  We anticipate that we will receive an answer from the Office of the Chief Accountant within 10 business days.  We hereby request an extension for submitting a response to the Comment Letter.  We will file a response to the Comment Letter shortly after receiving an answer from the Office of the Chief Accountant.

If you have any questions with regards to this request please contact the undersigned at +972 3 923 6384 or Thomas Rosedale of BRL Law Group LLC at (617) 399-6935.

Very truly yours,

/s/ Liat Sossover
Liat Sossover

Copy to:  Thomas B. Rosedale, Esq.

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BrainStorm Cell Therapeutics Inc. 605 Third Avenue, 34th Floor New York NY 10158 Tel: (212) 557-9000	BrainStorm Cell Therapeutics Ltd. 12 Bazel St., POB 10019 Kiryat Aryeh, Petach Tikva, Israel 49001 Tel: (972) 3.923.6384	Fax: (212) 286-1884 E-mail: info@brainstorm-cell.com